CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway, Vancouver, BC V4Z 5J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Subsidiary Adds new Location in Beijing

January 30th, 2013: CIBT Education Group Inc. (NYSE MKT: MBA and TSX: MBA) is pleased to announce that King George International College (“KGIC”) has signed a licensing agreement with a Beijing based group (“Licensee”) to establish the first licensee location in the Beijing area under the brand “KGIC Education Center”. The agreement stipulates that a total of 10 locations will be established in Beijing within 5 years. The first location, to be located at the city center, is expected to commence operation by April 2013.

The agreement allows the Licensee to use KGIC’s copyright protected curriculums, teaching methodologies, and CIBT’s Global Learning Network to offer programs of KGIC and CIBT Education Group’s other subsidiaries (collectively, “CIBT Group”) within Beijing, in consideration for which KGIC will receive an initial set-up fee, an additional fee for each new location, as well as a monthly licensing fee. The programs offered by KGIC Education Centers will include overseas bridging programs to CIBT subsidiary schools and CIBT partner schools covering language related programs from kindergarten to career diploma and university degrees. KGIC Education Centers will also become the feeder system for CIBT’s new subsidiary, Global Education Alliance (“GEA”), by referring international students to GEA’s global academic partners.

“We welcome the first Beijing licensee and are pleased that it has become part of our KGIC English Center expansion plan. As part of the revised strategy for our international expansion plan, KGIC English Center is one of our vehicles to expand our English learning programs for the international market,” commented Toby Chu, Vice Chairman, President, and CEO of CIBT Education Group Inc. “According to the Beijing Overseas Study Association, the number of Chinese students studying abroad increased by 12% per year for the five years up to 2009, and is expected to reach 500,000 students during 2013. According to the Guardian Newspaper in the U.K, China’s English education market doubled in size in the past five years reaching $3.1 billion in market size.

“CIBT Group has the established infrastructure to capture and combine these two lucrative markets by offering international students a one-stop solution. CIBT Education Group Inc. is a leading western accredited education provider of higher learning which adds credibility to the English training market, complemented by 19 years of operational experience in China, 109 years in Canada, and a complete infrastructure of campuses, offices and teaching technology platform located in 18 countries. In addition, our newly formed Global Education Alliance division is forging academic partnerships with various elite primary, secondary schools and universities in western countries. Our KGIC English Center will enable international students to develop their language proficiency prior to transferring their studies to CIBT Group’s alliance schools. Plans are in place to license additional KGIC Education Centers in other countries. Our strategy is to own and operate a substantial percentage of overseas campuses under the brand ‘KGIC English Academy’, while licensing arrangements will be established with overseas investors to independently own and operate KGIC Education Centers.”

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE MKT LLC, CIBT Group owns and operates a network of business, technical and language colleges and offers cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, healthcare, hotel management and tourism, English language training, English teacher certification, junior and high school preparation program for overseas study, and other career/vocational training. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada, and Global Career Center (“GCC”). GCC is a job placement call center located in the Philippines dedicated to providing employment services to CIBT Group graduates for free throughout their careers. Visit us online at www.cibt.net.

For more information contact:

Toby Chu

Vice-Chairman, President & CEO

CIBT Education Group Inc.

Investor Relations Contact:1-604-871-9909 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:

Some statements in this news release contain forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts. The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to statements in this news release as to expectations for the licensing agreement with the Licensee, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE MKT-LLC nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.